                                     KINROSS
                                Gold Corporation

                                   Positioned











                               2002 Annual Report

                                    CONTENTS

                  OVERVIEW
         2        President's Message to Shareholders
         7        Highlights: Production and Financial
         8        Our Global Assets

                  OPERATIONS
         12       Message from the Chief Operating Officer
         14       Fort Knox
         16       Porcupine
         18       Kubaka
         20       Refugio
         20       Blanket

                  ACQUIRED OPERATIONS
         22       Round Mountain
         22       La Coipa
         23       Brasilia
         23       Crixas
         23       Lupin
         24       Musselwhite
         24       New Britannia
         24       Kettle River

         25       EXPLORATION AND DEVELOPMENT

                  CORPORATE RESPONSIBILITIES
         27       Environment
         29       Health and Safety
         30       Social Responsibility

         31       CORPORATE GOVERNANCE

         33       MANAGEMENT'S DISCUSSION
                  AND ANALYSIS

                  FINANCIAL
         56       Management's Responsibility
         56       Auditors' Report
         57       Financial Statements
         61       Notes to the Financial Statements
         103      Reserves and Resources

         IBC      Corporate Information

KINROSS IS:

o    The 7th largest primary gold producer in the world
o    Highly leveraged to changes in the price of gold
o A strict non-hedger (approximately 3.5% of reserves hedged falling to zero by early 2005)

KINROSS INTENDS TO:

o Produce approximately 1.75 million gold equivalent ounces in 2003 at a total cash cost of about $210 per ounce (11 months of combined production)
o    Maintain its high safety and environmental standards
o Target 2.0 million ounces of gold equivalent in 2004 at a total cash cost of approximately $200 per ounce

Note: All dollar amounts contained in this report are expressed in U.S. dollars unless otherwise specified.

"TIMING IS EVERYTHING"

                                                                            2003
                                                                   OUR 10TH YEAR


2002 HIGHLIGHTS
(all dollar amounts, except per share and per ounce amounts expressed in US$ millions)

                                                  2002        2001      2000

Net Loss                                         $(30.9)     $(36.3)    $(125.4)
Net Loss per Share 1                             $(0.32)     $(0.42)    $(1.33)
Revenue                                          $275.2      $282.9     $289.3
Cash Flow Provided from Operating Activities     $62.9       $74.5      $47.8
               - per Share 1                     $0.53       $0.71      $0.48
Capital Expenditures                             $22.6       $30.4      $41.6
Gold Equivalent Production (ounces)              888,634     944,803    943,798
Average Realized Price
                 per Ounce of Gold Sold          $306        $296       $ 298
Average Spot Gold Price per Ounce                $310        $271       $279
Total Cash Costs per Ounce                       $201        $193       $ 202
Total Production Costs per Ounce                 $306        $289       $ 304

1 restated to reflect a three old for one new share consolidation which was completed on January 31, 2003

PRESIDENT AND CHIEF EXECUTIVE OFFICER'S
MESSAGE TO SHAREHOLDERS

         The year just passed encompassed, unquestionably, the most significant changes in the affairs of your Company since it was formed in 1993. Yes, it will be ten years in June since we started out with a non-operating joint venture interest in the Denton-Rawhide mine producing approximately 24,000 ounces of gold per year for Kinross. Look how far we've come... since that time, largely through well-timed transactions, you have seen unparalleled growth in your Company as we now approach the two million ounce per year production level. The 2003 merger with Echo Bay and TVX, announced in June 2002, vaults the Company into the category of senior producer, the seventh largest primary gold producer in the world, and gives Kinross the platform with which to solidify its position as a legitimate contender to bid for assets as they become available worldwide. Why would I start with this statement to review the past year? Quite simply, the lack of funds spent on exploration by the industry over the past five years has come back to roost. There are very few projects of value out there and we have to be able to compete on as level a footing as we can, against the other North American majors, for investment opportunities. Legitimacy in the investment world is defined, to a large extent, by size and asset performance and this legitimacy should translate to a strong stock price giving us the currency to bid for assets. I am confident that this merger gives us the legitimacy we want and require to bring Kinross credibility. Credibility and integrity are the tools that will bring the opportunities to allow your Company to continue to become a more senior player in an ever-consolidating industry.

         While the motivation to do this transaction comes from the philosophy espoused above, timing is everything. Without the restructuring of the Echo Bay and TVX balance sheets that was accomplished by the previous managements of both companies, a transaction would not have been possible. It is also doubtful that it would have been possible following the significant run up in gold prices that occurred in early 2003. As I said, timing is everything.

         ACHIEVEMENTS AND GOALS

         For the last five years we have reported to shareholders with a review of the previous year's stated goals and an outline of our goals for the following year. I like this discipline, since it forces one to confront the decisions that were taken as well as putting the shareholders on notice of what the expectations should be for the coming year. This annual report will be no different, other than the goals for 2003 are broader than you would have seen in previous years.

         The first goal outlined in last year's report was the implementation of a production strategy for the Kubaka mine in Russia. The plan was to allow the Birkachan gold deposit to move into production in 2004 and thus allow the Kubaka plant to continue operations uninterrupted. Events in Russia proved quite stressful, as dissident shareholders of Omolon Gold Mining Company, the Russian company that operates the Kubaka mine, launched a series of lawsuits. Although it has taken longer than expected, we have now increased Kinross' ownership of Omolon from 54.7% to 98.1%. Along the way, we were successful in defending ourselves from the series of lawsuits and anticipate converting the Birkachan exploration license to a mining license. Resolution of these issues has laid the groundwork for the potential development of an open pit mining operation for a portion of the Birkachan resource commencing in 2004. Underground mining of remnant ore at the Kubaka mine will complement ore from stockpiles in 2003 and underground mining could subsequently shift to the Tsokol vein located nearer the mill on the Kubaka mining license. The goals have not changed they have just been delayed, although probably not by much. While the perception in the minds of some of our shareholders may be that Russia is a difficult place to work, our experience has generally been good. The work force is outstanding, funds are freely transferable out of the country and, when asked, we have found the politicians at both the local and federal levels to be responsive to our needs. Clearly the legal system has some flaws, but as I said earlier, notwithstanding the perception of corruption that surrounds the process, we have found the courts to ultimately be fair and reasonable in their application of the law. In conclusion, we like Russia, we like the


                                [PICTURE OMITTED]

                     (TRUCKS BEING LOADED AT FORT KNOX MINE)

Russian worker, and in particular, we like the potential Russia has for gold exploration and development. We will maintain a presence in that country.

                                                                  PAGE 3 pullout

                                                                            1993
                         "ONJUNE 1ST 1993, THE NEWLY FORMED KINROSS LISTS ON THE
                           TORONTO STOCK EXCHANGE AND NASDAQ WITH A 24% INTEREST IN THE DENTON-RAWHIDE MINE WITH ANNUALIZED PRODUCTION
                         OF 24,370 OUNCES OF GOLD AND 244,000 OUNCES OF SILVER".

         The second stated goal was to complete a consolidation strategy in Timmins entailing the merger of our Porcupine area assets with those of Placer Dome. This was completed in July 2002. While we are excited about the benefits of the consolidation strategy, to date the operating costs and staffing levels are inconsistent with the benefits that should have come from the integration of the Hoyle Pond and Dome mine assets. We do however expect that Placer, 51% owner and operator, will be able to effect the necessary changes that will see this joint venture produce 450,000 to 500,000 ounces of gold a year and an operating cost that reflects the synergies of the joint venture. We have been active in the Timmins area almost since the inception of this Company and Timmins has provided us with a base for growth. We anticipate that this transaction will allow us to continue to be active in this region for many years to come.

                                                                 Page 4 Pull Out

"OUR FINAL 2002 GOAL WAS GROWTH. I CAN EMPHATICALLY
STATE THAT WE HAVE DELIVERED ON THAT PROMISE".

         The third stated goal was to increase reserves at Fort Knox. Not only to replace reserves mined during the year, but to develop additional reserves to assure future supplemental ore feed beyond the completion of mining at the True North deposit, anticipated in 2005. In both cases we were moderately successful. Reserves consumed by production were replaced in the Fort Knox pit and, while more work was completed on other properties, in particular the True North and Gil, sufficient work was not completed to generate a developable reserve. Clearly this work has to continue into 2003, and must be a priority. Exploration drilling will continue at Fort Knox, True North and Gil and new drill programs are planned for Ryan Lode and on the NOAA ground adjacent to the Fort Knox pit.

         In our fourth stated 2002 goal, we indicated we would focus on further improving the balance sheet to position the Company for future growth. We purchased $36.5 million book value of the outstanding Kinam preferred shares for $11.4 million prior to the mood of the market turning more positive towards gold. In addition, during the year we repaid $28.5 million of long-term debt with cash flow provided from operating activities. The impact was a reduction in the total net obligations 1 of the Company, above the common, to below $100 million for the first time in five years. This is down dramatically from a high of $259 million at the end of 2000. We will continue to focus on this issue in 2003.

         Our final 2002 goal was GROWTH. I can emphatically state that we have delivered on that promise. The merger with Echo Bay and TVX and the acquisition of the TVX Newmont Americas assets, more than doubles the gold equivalent production of Kinross and creates the seventh largest primary gold producer in the world. Growth has been and will continue to be a focus for your Company. Through acquisitions and exploration, we have grown your Company from a 24,000-ounce per year producer with one non-operating joint venture asset, to a senior gold producer with annualized production approaching 2 million ounces (1.75 million in 2003) from 12 operations in 6 countries.

         So what makes the new Kinross different from the other senior gold producers?

         o First, we are committed to delivering to our shareholders superior exposure to improvements in the gold price through a firm policy of no hedging. At year-end we had approximately 3.5% of gold reserves hedged; this will drop to zero in early 2005 by delivering into our small hedge position.

         o Second, we are the only senior gold producer with approximately two-thirds of our production in North America and, while we are not adverse to working in other parts of the world as shown by our continued commitment to Russia, there is comfort in knowing that the majority of our assets are in the United States and Canada.

         o Third, the merger has given us the financial and operational base from which we can continue to grow. We have cornerstone gold mining operations in the United States, Canada, Chile, Brazil and Russia and we will leverage off these assets to continue to add shareholder value.

         o Finally, we have an excellent portfolio of mining and exploration assets, which give us the base to continue our growth into the future.

1   In this context, Kinross' obligations are defined as long-term debt
(including current portion) plus the face value of convertible debentures converted into U.S. dollars at year-end exchange rates plus the book value of the redeemable retractable preferred shares and the book value of the preferred shares of subsidiary company, net of cash.

                                                                  PAGE 5 pullout

                                                                            1993
      "WITH A "LOAD-SHOOT-RELOAD" MENTALITY, WE COMPLETED TWO MORE DEALS IN 1993
                        ENDING THE YEAR WITH INTERESTS IN SEVEN PRODUCING ASSETS
                                                 INCLUDING THE HOYLE POND MINE".

         Let's look ahead. The list of goals for 2003, while not much longer than 2002, will be more complicated and will be a true test of the viability of the merger. The key goals that we have to accomplish are fairly simple to define:

         1.       Turn three operating styles into one...Kinross'.

         2. Generate the kinds of cash flow, operating costs and production that are expected of a senior producer.

         3. Clearly indicate how the Company is going to maintain its annual operating base of approximately two million ounces of gold equivalent.

         4. Lay out a strategy to indicate how the Company will take advantage of growth opportunities through the benefits of this merger.

         The first of the priorities listed above is the easiest to accomplish since the integration of the three overheads into one has almost been completed. Scott Caldwell, our Chief Operating Officer, continues to spend virtually all of his time visiting the original Kinross mines, as well as the new operations. While we have made some changes, we are confident that the current mine staff is more than capable of delivering on the budget that is expected to produce approximately 1.75 million ounces of gold equivalent (an annualized rate of almost 1.85 million ounces).

         The merger has given us the assets to make sure that we are able to deliver on the second priority. By having a significant portfolio of quality mining assets, we can be assured that we can generate the cash flow that investors expect from a senior producer.

         The third priority is definitely more challenging, but unquestionably doable. With production declines expected at a few of the mines, most notably Kubaka, a strategy must


                       [PICTURE OMITTED - CRIXAS MILLSITE)

                [PICTURE OMITTED - DORE BAR FROM FORT KNOX MINE) be laid out that will replace that lost production in 2004. To be of greatest value to our shareholders this should come from existing developable assets within the Company's portfolio. The most likely sources of new production will come from Refugio, Birkachan and Kettle River in 2004, and potentially from Aquarius in 2005 and possibly Gurupi in 2006. Added to this is minor production growth that is expected to come from Brasilia, Musselwhite and La Coipa during this period. Over the coming months these sweeping assertions have to be defended with feasibility studies, production decisions and ultimately results. Only in this way can you, the shareholder, assess whether we are living up to the billing of being a major producer.

                                                                  Page 6 PULLOUT

"...LET ME SAY THAT THE PLATFORM WE HAVE CREATED THROUGH THIS MERGER GIVES THE NEW KINROSS AN OPPORTUNITY TO BECOME ONE OF THE
KEY GOLD PRODUCERS IN THE WORLD".

Lastly, we have to prove that a plan both exists and can be executed to allow the Company to compete for, and buy, logical gold assets to add to the previously defined level of production. Undoubtedly this will be our greatest challenge in 2003. It is, however, a challenge that I look forward to, since we potentially have the currency to aggressively grow Kinross in an accretive manner. To do this will still, however, require a fairly innovative strategy, since, as I indicated at the beginning of my message to shareholders, the opportunities are limited. I believe your Company has proven that it has excelled in this area. I am confident we can continue to do so in the future.

         So in conclusion let me say that the platform we have created through this merger gives the new Kinross an opportunity to become one of the key gold producers in the world. While it is still difficult to see how this will occur, even for me, I have never been more confident in the strength of our Company, in the support of our shareholders and in the enthusiasm of your management team. As a group we have gone through some very bleak days when analysts' comments focused on our viability, not on our growth opportunities. Today we have emerged strong and capable of accomplishing much. I look forward to telling you what in fact we do accomplish.

         I would be remiss if I did not say a few words about Art Ditto, a retiring executive of the Company. Art is in fact the first of the core team that started Kinross in 1993 to either leave or retire, which is testament, I believe, to the strength of our management style. Art was the COO of the Company from inception until he handed over the file to Scott Caldwell earlier this year. He has been a tireless supporter of the Company's strategy and is the main reason that Kinross consistently reports safety and environmental results that are second to none. We thank him for his counsel over the years and wish him well in his much deserved retirement. Additionally, in keeping with recent corporate governance guidelines proposed by regulatory authorities regarding Board of Directors' independence, Kinross appointed John E. Oliver as Chairman of the Company on August 1, 2002. Mr. Oliver is Executive Managing Director and Co-head Scotia Capital U.S., Bank of Nova Scotia. Mr. Oliver has been a member of the Board of Directors of Kinross since 1995 and had been the Independent Board Leader of Kinross since February 13, 2002.



         ROBERT M. BUCHAN
         President and Chief Executive Officer

         APRIL 22, 2003

                                                                  PAGE 7 pullout

                                                                            1994
                                        "THE DELINEATION OF THE 1060 ZONE AT THE
                                           HOYLE POND MINE EXTENDS THE MINE LIFE
                                                AND INCREASES RESERVES BY 661%".

HIGHLIGHTS
PRODUCTION AND FINANCIAL

GOLD EQUIVALENT
PRODUCTION
(oz)

AVERAGE REALIZED GOLD PRICE
(US$/Au Eq oz)

TOTAL CASH
COST
(US$/Au Eq oz)

Au = gold
Au eq = gold equivalent
        calculated as gold plus silver
        converted to gold equivalent ounces


PROVEN AND PROBABLE RESERVES
(oz Au)

1   Pro-forma - assuming the Kinross-Echo Bay-TVX Gold
                combination was effective December 31, 2002.

CASH FLOW PROVIDED FROM
OPERATING ACTIVITIES
(in US$ millions)

TOTAL NET OBLIGATIONS
(in US$ millions)

2 In this context, Kinross' obligations are defined as long-term debt (including current portion) plus the face value of convertible debentures converted into U.S. dollars at year-end exchange rates plus the book value of the redeemable retractable preferred shares and the book value of the preferred shares of subsidiary company, net of cash.

Tables from Page 7

Table - Gold Equivalent Production, Average Realized Gold Price, Total Cash Cost
                                                1993       1994         1995        1996       1997       1998       1999
Gold Equivalent Production (Ounces)           83,468    245,005      342,368     524,725    499,025    874,447  1,012,408
Average Realized Gold Price (US$/Au eq oz)       388        384          388         388        344        309        300
Total Cash Cost  (US$/Au eq oz)                  233        219          250         255        268        214        196


Table - Proven and Probable Reserves
                                                1993       1994         1995        1996       1997       1998       1999
(ounces Au)                                1,597,000  2,000,000    5,740,000   5,878,000  3,693,000  8,435,000  7,220,000

                                                2000       2001         2002       2003

Gold Equivalent Production (Ounces)          943,798    944,803      888,634   1,750,000
Average Realized Gold Price (US$/Au eq oz)       298        296          306
Total Cash Cost  (US$/Au eq oz)                  202        193          201         210


Table - Proven and Probable Reserves
                                                2000       2001         2002
(ounces Au)                                2,043,000  5,661,000   13,153,000

Table - Cash Flow Provied from Operating Activities
                                                1998       1999         2000        2001       2002
(in US$ millions)                                102       69.5         47.8        74.5       62.9


Total Net Obligations
                                                1998       1999         2000        2001       2002

(in US$ millions)                              216.3      250.2        258.1       156.9       66.6

OUR GLOBAL ASSETS
A RESOURCE BASE EXCEEDING 20 MILLION OUNCES OF GOLD

OPERATIONS

FORT KNOX
ALASKA, USA
2002 Production: 410,519 oz Au
Cash Costs: $232/oz Au

ROUND MOUNTAIN 2
NEVADA, USA
2002 Production: 377,747 oz Au
Cash Costs: $207/oz Au

PORCUPINE 1
ONTARIO, CANADA
2002 Production: 189,464 oz Au
Cash Costs: $201/oz Au

KUBAKA 1
MAGADAN OBLAST, RUSSIA
2002 Production: 220,972 oz Au eq
Cash Costs: $133/oz Au eq

LA COIPA 2
CHILE
2002 Production: 149,284 oz Au eq
Cash Costs: $226/oz Au eq

BRASILIA 2
STATE OF MINAS GERAIS, BRAZIL
2002 Production: 110,035 oz Au
Cash Costs: $167/oz Au

CRIXAS 2
STATE OF GOIAS, BRAZIL
2002 Production: 93,660 oz Au
Cash Costs: $88/oz Au

LUPIN 2
NUNAVUT, CANADA
2002 Production: 113,835 oz Au
Cash Costs: $330/oz Au


 (PICTURE OMITTED - WORLD MAP SHOWING LOCATION OF KINROSS MINES AND PROJECTS.)

MUSSELWHITE 2
ONTARIO, CANADA
2002 Production: 66,879 oz Au
Cash Costs: $228/oz Au

NEW BRITANNIA 2
MANITOBA, CANADA
2002 Production: 53,745 oz Au
Cash Costs: $202/oz Au

KETTLE RIVER 2
WASHINGTON, USA
2002 Production: 30,626 oz Au
Cash Costs: $283/oz Au

BLANKET
ZIMBABWE
2002 Production: 41,612 oz Au
Cash Costs: $243/oz Au

1    Production figures represent
     Kinross' share

2    Production figures represent
     Kinross' pro-forma share



2002 ATTRIBUTABLE GOLD EQUIVALENT PRODUCTION

         OPERATIONS                                           GOLD EQUIVALENT
                                                              PRODUCTION
                                                              (OUNCES)

         Fort Knox                                            410,519
         Porcupine                                            189,464
         Kubaka                                               220,972
         Blanket                                               41,612
         Refugio                                               13,047
         Residual Properties                                   13,020
         TOTAL                                                888,634

                                                                  PAGE 9 pullout

                                                                            1995
                                            "INTEREST IN THE DENTON-RAWHIDE MINE
                                IS INCREASED TO 50%. OUR FIRST FORAY INTO RUSSIA
                                  IS MADE WITH THE ACQUISITION OF A 25% INTEREST
                                          IN THE AGINSKOE PROJECT IN KAMCHATKA".

EXPLORATION/ DEVELOPMENT
PROJECTS

AQUARIUS
ONTARIO, CANADA

BIRKACHAN
MAGADAN OBLAST, RUSSIA

GEORGE/GOOSE LAKE
NUNAVUT, CANADA

GURUPI
STATE OF MARANHAO, BRAZIL

REFUGIO
CHILE

RESERVE AND RESOURCE SUMMARY
PRO-FORMA SHARE OF GOLD OUNCES AS AT DECEMBER 31, 2002

Geographic                          Mineral                    Mineral
Region                              Reserves                   Resources
                                    (,000 ounces)              (,000 ounces)

North America                       8,388                      2,980
South America                       4,329                      4,415
Other                               436                        329
TOTAL                               13,153                     7,724

OPERATIONS

MESSAGE
FROM THE CHIEF OPERATING OFFICER

         During the year, Kinross' Operations Team produced 888,634 ounces of gold equivalent at a total cash cost of $201 per ounce while maintaining excellent safety and environmental standards. Our employees worked in excess of
3.4 million hours with a lost time accident frequency rate of just 0.65 per 200,000 hours worked and, thankfully, zero fatalities. While there is always room for improvement, this outstanding achievement positioned Kinross for yet another year in the top quartile of the industry with respect to safety performance. In addition, the operations' focus on environmental protection was once again impressive.

         The Kubaka mine met yet another milestone during the year with the successful completion of surface mining in October of 2002. I would be remiss not to highlight that this group worked five years without a single lost time accident, an achievement that is all too rarely accomplished in the mining industry. Although it is sad to see the surface mining end, work has already begun on the development of the underground portion of the Kubaka deposit. As the year unfolds, we plan to not only mine the underground Kubaka ore, but also develop and mine the Birkachan satellite deposit.

         The Porcupine Joint Venture was created and became operational in July of 2002. Although Porcupine has yet to yield the results we expected, we are confident that by working with our partner and operator, Placer Dome Inc., the optimization process will continue and the performance will greatly improve in 2003.

         As you know, the Fort Knox mine struggled with a variety of complex operating issues during the year. A new management team was installed mid-year and moved quickly to implement a number of meaningful changes that addressed these issues. We are expecting the mine to have a slow start in 2003 but finish the year with much stronger performance.

         I cannot leave 2002 without mentioning the Blanket mine in Zimbabwe. Despite some extremely difficult economic and political challenges, the team at the Blanket mine continues to safely produce gold with positive cash flow.

         The new year finds us all owning a piece of an exciting new company. The merger of Kinross, TVX Gold Inc. and Echo Bay Mines Ltd. has created a gold mining company with a very exciting combination of worldwide assets and a team of talented and committed managers and employees who we know are dedicated to operating to the highest standards while generating the best possible results. The integration of the three management groups into one coherent, effective management team is now largely complete.

                                                                 PAGE 13 pullout

                                                                            1996
                                   "GOLD EQUIVALENT PRODUCTION IN 1996 EXCEEDS A
                                 HALF MILLION OUNCES FROM EIGHT PRODUCING MINES.
                            WE COMPLIMENTED OUR OWNERSHIP OF THE HOYLE POND MINE
                                WITH THE ACQUISITION OF AN OUTSTANDING ROYALTY".

Looking forward, the 2003 goals for the operating group are simple.

1. To safely and efficiently produce gold at reasonable operating costs, as expected of a senior gold producer, while maintaining the utmost respect for the environment we work in.

2. To prepare for the future by completing sound, efficient development plans for Refugio, Birkachan, Emanuel Creek and other opportunities that arise.

3. To focus on the Continuous Improvement Process. Our new Company is not only larger and stronger, but it also offers us greater potential to benefit from the Kinross Continuous Improvement Program. This program is designed to apply the disciplined, focused and measurable principles of continuous improvement to those core activities of the Company that can benefit most from the process. We are convinced this program will generate sustainable improvement in the way we do business, reducing costs, and ultimately improving the productivity of the Company.


                               [PICTURE OMITTED]

(1) Loading Truck at Round Mountain
(2) Mill Control Room at Round Mountain

SCOTT A. CALDWELL
EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER

APRIL 22, 2003




OPERATIONS
2002

FORT KNOX (100%)
USA

THE FORT KNOX OPERATION, LOCATED 40 KILOMETRES NORTHEAST OF FAIRBANKS, ALASKA, HAS BEEN THE LARGEST CONTRIBUTOR TO KINROSS' ANNUAL GOLD EQUIVALENT PRODUCTION SINCE IT WAS ACQUIRED IN MID-1998. IN 2001, THE TRUE NORTH OPEN PIT MINE, LOCATED 15 KILOMETRES NORTHWEST OF FORT KNOX, WAS BROUGHT INTO PRODUCTION TO SUPPLY HIGHER GRADE SUPPLEMENTAL ORE TO THE FORT KNOX MILL.

         In 2002, gold equivalent production totaled 410,519 ounces, essentially unchanged compared to 2001 but 7% lower than the 440,000 ounces planned. Total cash costs per gold equivalent ounce during 2002 were $232, a 12% increase year-over-year and 10% higher than planned.

         Harder than anticipated ore from the True North mine combined with poor equipment availability in the Fort Knox pit and unacceptable performance of the True North haulage fleet, principally during the first half of 2002, negatively impacted production and increased costs. The mechanical issues have largely been addressed with the purchase of new haulage trucks and in-pit mining equipment. The unexpected hardness of the True North ore will be more difficult to address, however, it is anticipated

                                [PICTURE OMITTED]

(1) Diamond Drill Working at Fort Knox
(2) Grinding Mills at Fort Knox
that rejecting the harder material from the crusher will alleviate the problem resulting in increased mill throughput. Gold equivalent production for 2003 is estimated to be 410,000 ounces at total cash costs of $220 per ounce.

         Capital expenditures at the Fort Knox operations in 2002 were $15.0 million compared to the $20.2 million incurred during 2001. The majority of 2002 expenditures were associated with the construction of the tailings thickener ($6.9 million), increasing the height of the tailings dam ($3.2 million) and exploration costs at the Fort Knox and True North mines ($2.7 million). It is estimated that capital expenditures will be $16.2 million in 2003.





                                    2002 Plan         2002 ACTUAL      2003 PLAN
Tonnes Milled (MILLIONS)            14.8              13.8             13.5
Grade (G/T AU)                      1.09              1.09             0.98
Recovery (%)                        84.8              84.4             86.5
Production (OZ AU EQ)               440,000           410,519          410,000
Total Cash Costs ($/OZ)             210               232              220
Production Costs ($/OZ)             319               343              330
Capital Expenditures ($ MILLIONS)   16.0              15.0             16.2
Number of Employees                 390               388              425

RESERVE RECONCILIATION              OUNCES
Reserves (Dec. 31, 2001)            3,083,000
Production Depletion                (489,000)
Reserve Reclassification*           (225,000)
Fort Knox Pit Redesign              (76,000)
Reserve Additions                   385,000
RESERVES (DEC. 31, 2002)            2,678,000

* Ryan Lode Deposit

                                                                 PAGE 15 pullout

                                                                            1998
                               "KINROSS REACHED AN ANNUALIZED RATE EXCEEDING THE
                                 ONE MILLION OUNCE PRODUCTION LEVEL IN JUNE 1998
                     WHEN THE ACQUISITION OF AMAX GOLD INC. ADDED THE FORT KNOX,
                             KUBAKA AND REFUGIO MINES TO THE KINROSS PORTFOLIO".

EXPLORATION AND DEVELOPMENT

         The main focus of 2002 exploration activities in the Fairbanks district was directed towards testing possible extensions of the Fort Knox mine and completing the definition drilling at the True North mine. In total, 28,640 metres of drilling were completed, resulting in the successful replacement of essentially all of the reserves mined from the Fort Knox mine as well as the identification of some exciting new targets.

         One of the more interesting opportunities in the Fairbanks district is the NOAA property, located immediately west of the Fort Knox mine. During 2002, a geological mapping and soil-sampling program outlined exposures of granite, the host of the Fort Knox mineralization, as well as two large gold soil geochemical anomalies. A drilling program commenced at the site in March 2003.

         Diamond drilling at the True North deposit during 2002 was directed towards defining the extensions of the main deposit and a satellite deposit located north of the main pit. Drilling identified several zones of shallow mineralization and three separate targets that could provide opportunities for some modest expansions of the pit. Additionally, three soil geochemical anomalies were identified along strike to the southwest of the deposit. The planned True North drilling program for 2003 will further test these zones and anomalies.

         Numerous other targets will be explored during the upcoming year. The Gil project, which hosts a small gold resource, was the subject of a limited drill program in 2002 and will be the site of follow-up testing in 2003. At Ryan Lode, previous exploration activities outlined an indicated resource of three million tonnes grading 2.37

                                [PICTURE OMITTED]

                       Course One Stock Pile at Fort Knox
grams of gold per tonne. The focus during 2003 will be to extend the area of known mineralization, which remains open.

         The goal for 2003 will be to upgrade previously identified resources to reserve status and bring new, high quality prospects in the Fairbanks mining district into our exploration portfolio. The ultimate objective of these activities is to add additional sources of mill feed for the Fort Knox mill.


PORCUPINE (49%)
Canada

ON JULY 1, 2002, KINROSS AND A WHOLLY-OWNED SUBSIDIARY OF PLACER DOME INC. FORMED A JOINT VENTURE COMBINING THE TWO COMPANIES' MINING OPERATIONS AND PROPERTIES IN THE PORCUPINE DISTRICT AROUND TIMMINS, ONTARIO. KINROSS RETAINED A 49% INTEREST IN THE NEW PORCUPINE JOINT VENTURE ("PORCUPINE") CONTRIBUTING ITS HOYLE POND, NIGHTHAWK LAKE AND PAMOUR MINES AND EXPLORATION PROPERTIES IN THE DISTRICT, AS WELL AS THE BELL CREEK MILL. PLACER DOME CONTRIBUTED THE DOME MINE AND MILL AND ITS EXPLORATION PROPERTIES, RETAINING A 51% INTEREST IN PORCUPINE.

         The Company's share of 2002 gold equivalent production increased 21% year-over-year to 189,464 ounces while total cash costs increased 10% from 2001 to $201 per ounce. The 2002 plan was essentially made obsolete by the formation of the joint venture: overall ore grades were lower than planned, however, tonnage milled was six times more than planned due to the inclusion of production from the Dome mine during the second half of the year. The Company's share of estimated gold equivalent production for 2003 is 219,000 ounces at total cash costs of approximately $210 per ounce.

         Kinross' share of gold equivalent production increased year-over-year due to higher than planned ore grades processed at the Bell Creek mill during the first half of 2002 combined with its 49% share of production from Porcupine in the second half of

                                [PICTURE OMITTED]

(1) Aerial view of Hayle Pond Mine
(2) Gold pour at Porcupine Joint Venture

2002. Operating costs were impacted by higher than planned second-quarter mining equipment maintenance costs at the Dome mine open pit, higher than planned reagent and grinding media consumption and unplanned costs associated with a new collective bargaining agreement.

         The joint venture continues to assess the development of the Pamour mineral properties, as they will form a significant part of the future production once the current Dome mine open pit reserves have been depleted. A feasibility study was completed in 2002 and the permitting process has been initiated. It is anticipated that construction and pre-production development will commence in 2004 after the required permits have been received.

         The Company's share of 2002 capital expenditures was $6.7 million compared to the $7.9 million spent in 2001. The majority of expenditures were required to advance the 1060 ramp, further underground development drilling at Hoyle Pond, add to the surface fleet and make plant modifications. The Company's share of planned capital expenditures for 2003 is estimated to be $6.8 million.


                                      2002 Plan        2002 Actual     2003 Plan
Tonnes Milled (MILLIONS)              0.4              2.4             4.1
Grade (G/T AU)                        12.30            5.02            3.70
Recovery (%)                          87.7             90.6            91.3
Production 1 (OZ AU EQ)               145,000          189,464         219,000
Total Cash Costs ($/OZ)               193              201             210
Production Costs ($/OZ)               295              294             280
Capital Expenditures 1 ($ MILLIONS)   8.6              6.7             6.8
Number of Employees                   391              756             700

1    Kinross' share


RESERVE RECONCILIATION 1              OUNCES
Reserves (Dec. 31, 2001)              1,160,000
Production Depletion                  (207,000)
Reserve Recalculations                (22,700)
Resource Conversion                   33,700
Transaction Additions                 521,000
RESERVES (Dec. 31, 2002)              1,485,000

                                                                 PAGE 17 pullout

                                                                            1999
                                            "IN 1999, KINROSS MAKES A $5 MILLION
                                                 STRATEGIC ACQUISITION OF ASSETS
                                                    IN THE PORCUPINE GOLD CAMP".

EXPLORATION AND DEVELOPMENT

         Following the formation of the Porcupine joint venture, approximately 75,000 metres of drilling was completed on 12 surface and two underground target areas. This work resulted in the replacement of most of the gold mined at the Hoyle Pond mine along with discovery of the new 850 Zone on the 720 level of the mine. Exploration and development activities were successful at increasing reserves at the Pamour deposit and further defining the open pitable resource at Owl Creek. In addition, a number of high-grade underground targets were advanced including the McIntyre Central Porphyry Zone. These exploration efforts, offset by production depletion and reserve recalculations, were the major factors in increasing Kinross' share of reserves by 28% to almost 1.5 million ounces, between the close of 2001 and 2002.

         Like many Archean vein deposits, year-over-year exploration has routinely replaced the reserves mined at the Hoyle Pond mine. Upwards of 80% of this replacement has come from the 1060 Zone, which includes the B Veins, and Upper and Lower Porphyry Zones. Three years ago the Upper and Lower Porphyry Zones were not recognized, yet last year, 50% of the mill feed from this mine came from stoping on those structures. Obviously, an important component of the exploration effort will be focused on the depth potential of these zones. The 1060 Zone has been traced 300 metres beneath the 720 level, the deepest level of development and development work has been completed to allow for the drilling of up to 700 metres below the 720 level. For the year ahead, over 35,000 metres of underground drilling is planned at the Hoyle Pond mine.

                                [PICTURE OMITTED]

                    Diamond from barge on Pearl Lake drilling

         At the Pamour deposit, a combination of drilling and re-engineering resulted in a reserve increase of almost one million ounces of gold. Kinross' share of the December 31, 2002 Pamour reserve, which stood at 17.7 million tonnes grading 1.38 grams of gold per tonne, or 790,000 ounces of gold, incorporated an additional 300-metre expansion to the east along the mineralized system, which remains open. The current reserve models are being updated to reflect new results and additional drilling is being considered.

KUBAKA (54.7%)
(Increased to 98.1% on March 1, 2003)
Russia

KINROSS ACQUIRED ITS INITIAL OWNERSHIP INTEREST IN THE KUBAKA OPEN PIT MINE, LOCATED IN THE MAGADAN OBLAST IN FAR EASTERN RUSSIA, IN THREE TRANSACTIONS DURING 1998 AND 1999. IN DECEMBER 2002, THE COMPANY ENTERED INTO PURCHASE AGREEMENTS TO INCREASE ITS INTEREST IN OMOLON GOLD MINING COMPANY, WHICH OWNS THE KUBAKA MINE, TO 98.1% BY OMOLON PAYING THE RUBLE EQUIVALENT OF $43.5 MILLION. THE TRANSACTION CLOSED ON MARCH 1, 2003 AND WILL ALLOW KINROSS THE FLEXIBILITY TO TAKE ADVANTAGE OF DEVELOPMENT OPPORTUNITIES IN THE AREA, AS WELL AS GIVE THE COMPANY A VEHICLE THROUGH WHICH TO EXAMINE POTENTIAL INVESTMENTS IN THE REGION.

         The Kubaka mine continues to perform well, having achieved the lowest total cash costs per ounce of the Company's primary operations. The Company's share of 2002 gold equivalent production was 220,972, 4% lower than planned. Lower than planned milled gold grades, partially offset by increased mill throughput, resulted in the variance. Total cash costs declined to $133 per ounce from the $140 per ounce achieved in 2001, as open pit operations ended in October 2002 and the processing of stockpiled ore began.

         Based on current plans, the majority of the lower grade stockpiled ore will be processed in 2003 and will be supplemented with underground ore from the North High Wall, Centre Zone and the North Vein in 2003. The Company continues to actively

                                [PICTURE OMITTED]

                  Helicopter transporting personnel at Kubaka
                           Open-pit mining at Kubaka
explore the nearby Tsokol gold deposit and is encouraged that the life of the operation will extend into 2005 and beyond by development of the Birkachan deposit and potentially the Tsokol deposit. Gold equivalent production for the Company from the Kubaka mine in 2003 is estimated at 188,000 ounces at total cash costs of approximately $190 per ounce.

         The Company's share of 2002 capital expenditures were $0.1 million compared to $0.4 million during 2001. The Company's share of planned capital expenditures for 2003 is estimated to be $1.5 million, which will be used to acquire mining equipment for the underground mining operations.

                                      2002 Plan       2002 Actual      2003 Plan

Tonnes Milled (MILLIONS)              0.82            0.85             0.86
Grade (G/T AU)                        15.90           14.93            7.30
Recovery (%)                          97.5            97.7             97.0
Production 1 (OZ AU EQ)               230,000         220,972          188,000
Total Cash Costs ($/OZ)               130             133              190
Production Costs ($/OZ)               238             227              320
Capital Expenditures 1 ($ MILLIONS)   1.5             0.1              1.5
Number of Employees                   427             374              428

1    Kinross' share


RESERVE RECONCILIATION 1              OUNCES
Reserves (Dec. 31, 2001)              350,000
Production Depletion                  (226,000)
Reserve Additions                     32,000
Reserves (Dec. 31, 2002)              156,000

                                                                 PAGE 19 pullout

                                                                            2002
                                     "IN JULY 2002, KINROSS AND PLACER DOME INC.
                                CONSOLIDATE THEIR INTERESTS IN TIMMINS TO CREATE
                                                  THE PORCUPINE JOINT  VENTURE".

EXPLORATION AND DEVELOPMENT

         Over the past couple of years, the Birkachan gold deposit, located approximately 28 kilometres north of the Kubaka mine, has been the focus of considerable exploration efforts. To the beginning of last year, drilling had outlined a large low-grade zone averaging about 0.5 grams of gold per tonne over a 2.5 kilometre length. Within the zone, a number of high-grade zones have been identified, which are characteristic of the upper levels of an epithermal system. Through the first half of last year, 17,500 metres of in-fill drilling was completed confirming the continuity of the high-grade mineralization. Field work was suspended mid-year and an application for a mining license was made. Once a license has been secured, permitting will begin with the goal of commencing mining from an open pit during next winter.

         Adjacent to the Kubaka mill, diamond drilling has outlined an inferred resource of 600,000 tonnes grading 10.50 grams of gold per tonne or approximately 200,000 ounces at the Tsokol vein. To date, the vein has been traced for nearly one kilometre and the 2003 exploration campaign is designed to increase confidence in the resource to justify underground development. Drilling will also address the at-depth potential of the eastern portion of Tsokol vein, where the deposit remains open.

                                [PICTURE OMITTED]

                            Infrastructure at Kubaka


REFUGIO (50%)
Chile

KINROSS ACQUIRED ITS 50% INTEREST IN THE REFUGIO MINE, LOCATED 120 KILOMETRES NORTHEAST OF COPIAPO, CHILE, IN 1998 AS PART OF ITS LARGER ACQUISITION OF AMAX GOLD INC.
         In 2001, in light of lower gold prices, mining activities at the open pit were suspended and the operation was placed on care and maintenance. No further ore was

                                [PICTURE OMITTED]

                              Truck shop at Refugio
placed on the leach pads, however, residual leaching continued. In 2002, Kinross' share of gold equivalent production totaled 13,047 ounces at total cash costs of $186 per ounce compared to 2001 production of 67,211 ounces at total cash costs of $242 per ounce. No gold production had been planned for the operation in 2002.

         In late 2002, Kinross began a multi-phase exploration program at Refugio with the goal of increasing the reserve base prior to examining the viability of reopening the mine in light of the recent higher spot gold prices. Initial drilling results have been very encouraging and will be reviewed during 2003, with the expectation of making a production decision during the latter part of the year. If the decision is positive, production could resume in 2004.

BLANKET (100%)
Zimbabwe

THE BLANKET MINE, LOCATED IN ZIMBABWE, COMPRISES A SMALL UNDERGROUND MINING OPERATION IN COMBINATION WITH A TAILINGS REPROCESSING FACILITY THAT EXPLOITS THE GOLD-BEARING TAILINGS FROM HISTORIC MINING OPERATIONS IN THE AREA.

         In 2002, the mine produced 41,612 ounces of gold, compared to a planned production of 39,000 ounces, at total cash costs of $243 per ounce. During 2001, the operation produced 39,592 ounces at total cash costs of $279 per ounce.

         In light of the economic and political conditions, the Company fully wrote down its investment in the Blanket mine in 2001. Extreme inflationary pressures continue to negatively impact the operation, however, the mine remains in operation and is self-sustaining at present. Estimated gold production for 2003 is 35,000 ounces at costs similar to those achieved in 2002.


OUR NEWLY ACQUIRED MINING OPERATIONS
An Introduction

                                [PICTURE OMITTED]

                            Grinding mill at Blanket

MINE

LOCATION

OWNERSHIP 1


TYPE OF OPERATION

RECOVERY METHOD 2

OVERVIEW






2002 PRODUCTION
Tonnes Processed (000s)
Grade (g/t Au)
Recovery (%)
Production 3 (ounces)
Total Cash Costs (per ounce)

HIGHLIGHTS

2003 PLAN 4
Production (ounces)
Total Cash Costs (per ounce)




1       as of January 31, 2003
2       CIL - Carbon-in-leach
        CIP - Carbon-in-pulp
3       Production represents
        Kinross' pro-forma share
4       Kinross' 12 month
        pro-forma share

ROUND MOUNTAIN
Nevada, USA

                                [PICTURE OMITTED]

(1) Open pit mining at Round Mountain
(2) Open pit mine at La Couipa

50% Kinross (operator)
50% Barrick

Open Pit

Heap leach, CIL, Gravity

The Round Mountain mine is located 95 kilometres north of Tonopah in Nye County, Nevada. The property covers approximately 2,950 hectares with contiguous patented and unpatented mining claims covering approximately 11,125 hectares.

56,400
0.65
64.0
377,747
$207

o    Gold production increased for the fifth consecutive year
o The mine is unique in that it uses four independent process operations: crushed ore leaching, run-of-mine ore leaching, gravity concentration and conventional milling
o 2003 drill program will continue to test the potential of the nearby Gold Hill deposit


360,000
$210

LA COIPA*
Northern Chile

50% Kinross
50% Placer Dome (operator)

Open Pit

CIL, Merrill Crowe

The La Coipa mine is located in the Atacama desert, 140 kilometres northeast of the city of Copiapo, at an altitude of 3,800 metres above sea level.

6,342
1.98
74.2

149,284
$226

o    Mining activities focused on the Coipa Norte open pit

o    Exploration successful in identify a significant zone of mineralization

o    Gold equivalent production included

     3.6 million ounces silver (50% basis)

* Grade and per ounce figures represent gold equivalent

145,000
$255


                                                                 PAGE 23 pullout

                                                                            2002
                                           "IN JUNE 2002, KINROSS, TVX GOLD INC.
                                                         AND ECHO BAY MINES LTD.
                                                ANNOUNCED THEIR PLANS TO MERGE".


BRASILIA
State of Minas Gerais, Brazil

49% Kinross
51% RTZ (operator)

Open Pit

CIL, hydrometallurgy

The Brasilia mine is a large tonnage, open pit operation. Located 200 kilometres southeast of Brasilia, Brazil's capital city, the mine is the country's second largest gold producer.

18,364
0.48
78.7
110,035
$167

                                [PICTURE OMITTED]

(1) Processing plant at Brasilia
(2) Crixas mill
(3) Lupin headframe and mill

o    2002 production increased 20% year-over-year

o Decision to undertake a plant expansion to increase milling rates by 50% anticipated during 2003.

106,000
$175

CRIXAS
State of Goias, Brazil

50% Kinross
50% AngloGold (operator)

Underground

CIL, Merrill Crowe

The Crixas underground mining operation, located approximately 260 kilometres northwest of Brasilia, is a consistent, low-cost producer. Production is derived from the Mina III and Mina Nova orebodies, which are mined from decline ramps.

743
8.22
95.4
93,660
$88

o    Introduction of mechanized cut-and-fill mining method reduced costs

o    Mine achieved record low annual total mining costs

o    Production from 2 deposits, Mina III and Mina Nova

92,000
$125

LUPIN
Nunavut Territory, Canada

100% Kinross

Underground

CIL

The Lupin mine is located 400 kilometres northeast of Yellowknife in the Nunavut Territory of Canada, 90 kilometres south of the Arctic Circle. The Lupin mining lease covers 2,825 hectares.

565
6.75
92.6
113,835
$330

o The mining of narrower portions of the orebody combined with the depth of operations impacted 2002 production and costs

o The potential of extending the mine life beyond 2005 by processing mineralization from other gold deposits is being examined.

142,000
$275

MUSSELWHITE
Ontario, Canada

32% Kinross
68% Placer Dome (operator)

Underground

CIP, Gravity

The Musselwhite mine is located at Opapimiskan Lake, 430 kilometres north of the city of Thunder Bay in Ontario.

1,157
5.91
95.3
66,879
$228

o    Underground conveyor and crusher system commissioned

o Negotiations with local First Nations communities removed all limits on daily mill throughput

                                [PICTURE OMITTED]

Musselwhite mill
New Britannia mill and headframe
Kettle River mill

77,000
$190

NEW BRITANNIA
Manitoba, Canada

50% Kinross (operator)
50% High River Gold

Underground

CIP

The New Britannia mine is located in the town of Snow Lake in Northern Manitoba, 700 kilometres north of Winnipeg.

751
4.73
94.0
53,745
$202

o Introduction of Alimak mining method allows for the mining of narrower portions of the orebody

o 3000' Level exploration drift initiated to allow for exploration drilling to 4000' level

o    Examining options to extend mining operations below the 4000' Level

46,000
$255

KETTLE RIVER
Washington, USA

100% Kinross


Underground

CIL

The Kettle River properties are located in Ferry County in the State of Washington and cover approximately 3,075 hectares through patented and unpatented mining claims and fee lands.

193
5.86
84.0
30,626
$283

o    Mining of the K2 deposit ceased during 2002

o Underground development program initiated to allow for access to the newly discovered high-grade Emanuel Creek deposit

Production from Emanuel Creek anticipated in 2004.




                                                                 PAGE 25 pullout

                                                                            2003
                                        "UPON COMPLETION OF THE MERGER ANNOUNCED
                                         IN 2002, WE WERE VAULTED INTO THE RANKS
                                         OF THE TOP TIER PRIMARY GOLD PRODUCERS.
                               KINROSS IS LISTED ON THE NEW YORK STOCK EXCHANGE,
                              SYMBOL KGC, AND IS ADDED TO THE S&P TSX 60 INDEX".

EXPLORATION AND DEVELOPMENT
Integral to our Growth

EXPLORATION ACTIVITIES FORM AN INTEGRAL COMPONENT OF KINROSS' GROWTH STRATEGY AS THE COMPANY ATTAINS ITS ANNUAL PRODUCTION PROFILE OF APPROXIMATELY TWO MILLION GOLD EQUIVALENT OUNCES. THE COMPANY IS FOCUSED ON NOT ONLY REPLACING RESERVES CONSUMED BY ANNUAL PRODUCTION BUT ALSO ON EXPANDING ITS RESERVE BASE AT ITS EXISTING OPERATIONS.

         In light of the recent merger, Kinross plans to increase exploration spending to $21 million including capitalized exploration, up substantially from the $12 million spent in 2002. Approximately $14.5 million of the total 2003 exploration budget is planned to be spent on mine exploration activities with the remainder of the funds earmarked for greenfields exploration.

         The following details some of the advanced exploration and development projects acquired as part of the merger.

         ROUND MOUNTAIN

The Round Mountain mine in Nevada, USA, a 50:50 joint venture between Kinross, operator, and Barrick Gold Corporation, has been in continuous operation since 1977 and has produced over seven million ounces of gold. A large, low-grade disseminated gold deposit, the mine is noted for spectacular high-grade gold occurrences located in fractures and veins. A number of these high-grade targets were the focus of drilling activities during 2002, including the Deep Northwest, Northwest Pit and South Pit Wall targets. Drilling results from 2002 include six metres grading 73.0 grams per tonne from the Deep Northwest target, some 330 metres west and 100 metres below the planned pit bottom. To date, the goal has been to define the extent of the mineralization, and as such, hole spacing has been inadequate for defining an underground reserve. During 2003, exploration will continue outlining these targets with the goal of identifying a high-grade underground reserve.

         Elsewhere, approximately eight kilometres north of the Round Mountain mine, exploration drilling has discovered a large area of gold mineralization, known as the Gold Hill deposit. The limits of the deposit have not been fully defined and there is potential for higher grade mineralization along the caldera margin. Approximately 27,100 metres of drilling is planned for 2003, with the goal of converting as much of the more than two million ounce inferred resource into the measured and indicated resource categories. Metallurgical test work is currently in progress and additional metallurgical testing is planned for 2003. Environmental baseline studies and hydrologic studies have been initiated.


PAGE 26  PULL-OUT

"TO THE END OF 2002, JUST OVER 20,000 METRES
OF REVERSE CIRCULATION DRILLING HAD BEEN COMPLETED
AT THE PUREN DISCOVERY".

         LA COIPA

         At the La Coipa mine in Chile, a 50:50 joint venture between Kinross and operator Placer Dome Inc., a new zone of mineralization was identified last year by drilling on a structural trend where a low level gold and pathfinder soil anomaly was identified. Called the Puren discovery, the property is currently the subject of a farm in agreement between La Coipa and Codelco. La Coipa currently has the right to earn a 65% share in the property by making expenditures of $1.75 million at which point Codelco will have the opportunity to participate. If Codelco elects not to participate, La Coipa has the right to earn an additional 30% interest by making expenditures of $8.4 million which would bring its interest in the property to 95%. By the end of 2002, just over 20,000 metres of reverse circulation drilling had been completed at the Puren discovery. Results to this point have been very encouraging, and additional drilling is underway. Elsewhere in the district, the La Coipa joint venture is actively reviewing other projects and investment opportunities to provide long-term growth. Approximately $1.4 million in exploration expenditures have been earmarked for 2003, however, this amount could increase if results warrant.

         AQUARIUS

         The wholly-owned Aquarius project is located roughly 40 kilometres east of downtown Timmins, immediately adjacent to the eastern boundary of the Porcupine property. The project was acquired during the recent merger and had been the focus of a bankable feasibility study completed in 2000 with a reserve of 1.2 million ounces. That study is currently being reviewed and updated and, as part of the review, advanced targets, such as the Pominex deposit, located
2.5 kilometres east of the Aquarius deposit, are being examined. Diamond drilling on the Pominex deposit has outlined a mineralized quartz-feldspar porphyry. The deposit, which has potential for open pit mining, is open in virtually all directions providing an excellent opportunity to expand the existing resource.

                                [PICTURE OMITTED]

(1) Exploration in the Andes Mountains
(2) Surveyor taking readings

         KETTLE RIVER

         At the wholly-owned Kettle River operation, the Company is advancing the Emanuel Creek deposit. Emanuel Creek is the seventh and highest grade discovery in a long line of exploration successes within its large land holdings across the Republic Graben in northeast Washington State, USA. Since 1989, production from open pit and underground mines has exceeded 1.37 million ounces of gold. The current focus of exploration is located near the past-producing K2 and Kettle mines. During 2002, 41 diamond drill holes outlined a zone of gold mineralization between 10 and 20 metres wide. The vein system, which is host to the gold mineralization, remains open along strike and to depth. Currently, development crews are ramping from the K2 mine to provide access for definition diamond drilling and production. Over 6,100 metres of diamond drilling is planned for 2003. It is anticipated that, if results warrant, production could commence in 2004.



                                                                 PAGE 27 pullout

                                                                            2003
                                            "KINROSS ANTICIPATES ACHIEVING A NEW
                                              MILESTONE AS PRODUCTION APPROACHES
                                            THE TWO MILLION OUNCE MARK IN 2003".

CORPORATE RESPONSIBILITIES

ENVIRONMENT

A PROVEN COMMITMENT TO EFFECTIVE ENVIRONMENTAL STEWARDSHIP IS A KEY ELEMENT OF THE ONGOING SUCCESS OF KINROSS GOLD CORPORATION. AT KINROSS, A STRONG ENVIRONMENTAL ETHIC AND SOUND ENVIRONMENTAL MANAGEMENT PROGRAM HAVE BEEN INTEGRATED WITH CORE BUSINESS FUNCTIONS AT ALL LEVELS, AND AT ALL LOCATIONS THROUGHOUT THE ORGANIZATION. KINROSS BELIEVES THAT SOUND ENVIRONMENTAL MANAGEMENT PRACTICES ARE NOT DIFFERENT FROM GOOD MANAGEMENT PRINCIPLES.

                                [PICTURE OMITTED]

(1) Environmental sampling being performed by personnel
(2) Concurrent reclamation

         LEADERSHIP

         Kinross has become a recognized leader in environmental management. During 2002, Kinross was named by Corporate Knights as one of "Canada's Most Environmentally Responsible Companies". However, Kinross is not content with the status quo and has continued to build on and improve the Environmental Policy and Framework implemented by the Company in 2000. Key initiatives during 2002 included:

     o development of environmental standards and objectives, applied at all Company locations worldwide;

     o    implementation of site specific Environmental Management Plans;

     o comprehensive environmental compliance audits, that not only evaluate compliance with regulatory requirements but also with best management practices;

     o    risk assessments for all engineered mine facilities;

     o    a comprehensive environmental performance measurement system; and

     o evaluation and feedback processes to support continuous environmental improvement.

         There were no significant environmental incidents during 2002 and Kinross did not receive any notices of violation of the requirements of the literally hundreds of environmental licenses, permits and approvals that apply to its operations worldwide. Environmental performance is continuously monitored and reported quarterly to Kinross' management and the Board. During 2002, all closed sites were operated with zero lost time accidents. Hayden Hill, a mine being reclaimed in California, was recognized for its safety achievement by being presented with the Joseph A. Holmes Certificate of Honor by the U.S. Department of Labor.

         Kinross continued to be an active participant in a multi-stakeholder initiative to develop industry codes of practice for cyanide management. Implementation of the code is anticipated to commence during 2003.







PAGE 28 PULL OUT

"DURING 2002, KINROSS WAS NAMED BY CORPORATE
KNIGHTS AS ONE OF CANADA'S MOST
 ENVIRONMENTALLY RESPONSIBLE COMPANIES".

          An evaluation and integration of the TVX and Echo Bay environmental management programs was a priority during the latter part of 2002. By drawing from the best of each of the respective company's environmental management systems, and by implementing a process to ensure that a high standard of environmental performance will be met by the merged company, Kinross will continue to establish itself in an environmental leadership role.

RESPONSIBILITY

         Kinross accepts the responsibility that modern mining practices must address concerns for protection of the environment, while at the same time producing the minerals that are essential to the existence of our civilization as we know it today. The company has set a high standard for environmental performance at its operations globally, which includes concurrent reclamation at operating facilities and the timely reclamation of closed facilities. For example at the Kubaka mine, reclamation of the open pit mine and waste rock dumps was completed during the active life of the facility. The Company also accepts the responsibility for the restoration of historic mine sites that

                                [PICTURE OMITTED]

                        Environmental photo showing moose
have been acquired as a part of mergers and acquisitions over the years. During 2002, Kinross formed a Reclamation Operations Business Unit with dedicated staff and resources to aggressively campaign the reclamation and closure of these legacy sites, working in concert with regulatory authorities and the public. A total of $9.8 million was spent during 2002 for closure activities at these sites. The total life of mine reclamation and closure cost estimate for all of Kinross operating and legacy sites totaled $70.4 million at the end of 2002. Reclamation and closure costs are evaluated on an ongoing basis at all Kinross properties. Kinross intends to continue a program of concurrent reclamation at operating facilities and the aggressive reclamation and closure of inactive mines. Reclamation expenditures of $19 million are forecast for 2003, confirming the Company's commitment to responsible and sustainable restoration of mined lands.

         COMMITMENT

         Kinross is committed to achieving a high standard of environmental performance that meets or exceeds North American standards at all of its operations worldwide. The Kinross environmental commitment applies to all stages of the mining life cycle, from exploration to mine closure, and places accountability for environmental stewardship at all levels throughout the organization. For Kinross, this commitment to environmental excellence goes hand in hand with corporate responsibility, and is just good business practice.

                                                                 PAGE 29 pullout

                                                                            2003
                                    "IN MARCH 2003, WE INCREASE OUR OWNERSHIP IN
                            OMOLON GOLD MINING COMPANY, THE RUSSIAN COMPANY THAT
                              OPERATES THE KUBAKA MINE, TO 98.1%, AND ANTICIPATE
                        FURTHER INCREASING THE OWNERSHIP TO 100% LATER IN 2003".

HEALTH AND SAFETY

                                [PICTURE OMITTED]

- open pit blast pattern
- gold pour

AT KINROSS, THE EFFECTIVE MANAGEMENT OF THE HEALTH AND SAFETY OF OUR EMPLOYEES, CONTRACTORS AND VISITORS TO OUR OPERATIONS IS ONE OF THE CORNERSTONES OF OUR SUCCESS. WE ENDEAVOUR TO PROVIDE A SAFE AND HEALTHY WORKPLACE AT ALL OF OUR OPERATIONS.

         In order to achieve our goal of eliminating work place injuries, employees are active and involved in the development of stringent safety practices and management shows prudent leadership in the implementation of these best practices.

         This is not a static process. Regular reviews and consultations designed to provide feedback to further the objective of eliminating workplace injuries are standard practice at all Kinross operations. We do this not only for the benefit of our employees and their families but also for the benefit of our Company and shareholders. What's good for improving the health and safety at our operations is good for our business.

         We are pleased with the many health and safety achievements made at our operations in 2002. Our safety performance, as shown in the graphs below, positions Kinross again in the best performing quartile of the industry. Recognizing there is always room for improvement, ongoing efforts will remain focused on identifying and implementing safer, better ways to conduct our business.

         KEY SAFETY STATISTICS
         (Kinross operated mines)

Medical Aid Frequency*


TYPE IN Numbers and Years


Ontario, Canada average
2002 Lost Time Accident
Frequency for total mining
was 1.26


*   Frequency statistics represent
    number of Medical Aids/

    Lost Time Accidents
    per 200,000 hours worked.


Page 30 Pull out

"BE A `GOOD NEIGHBOUR' IN EVERYTHING WE DO".


SOCIAL RESPONSIBILITY

KINROSS HAS ENDEAVOURED TO KEEP THE FOUNDATION OF ITS SOCIAL RESPONSIBILITY PLATFORM SIMPLE BY FOCUSING OUR EFFORTS ON THE FOLLOWING VERY SIMPLE PRINCIPLES.


         1. Give back to the communities where we operate through local employment and purchasing initiatives and supporting meaningful community development initiatives and charity not-for-profit projects.

         2. Target our fund raising support and contribution efforts to a few, well-chosen areas to maximize effectiveness. Youth and health care causes are our chosen path.

         3.   Be a "good neighbour" in everything we do.

         So, how did we do in 2002? Overall, 2002 was much the same as 2001 and that, for some, spells no progress but for others, sends a much different message. The fact that Kinross had another year of steady, continued dedication and commitment to the same principles governing social responsibility that we have stood by since the Company's founding, although not terribly exciting, in our view, made 2002, another very good year.

                  At the end of the day, we all know talk is cheap. Here are three noteworthy initiatives that we're particularly proud of that translated words into action during 2002.

                  o At Fort Knox, our operation near Fairbanks, Alaska, Kinross co-funded an education program (at the Alaska Indigenous Peoples Academy) that focused on educating native youths on environmental awareness issues. In addition to Kinross contributing financial resources to the program, our staff played an active hands-on role in course facilitation and teacher training sessions.

                  o In Zimbabwe, where Kinross operates the Blanket mine, 2002 was a year characterized by political and economic turmoil. Severe drought conditions throughout the country were complicated by the growing AIDS epidemic. In an effort to minimize the ongoing impact of these conditions, local management built a distribution system to make potable water available to people living in the general vicinity of the mine. Efforts to support industry and government-led initiatives aimed at AIDS awareness and prevention were continued throughout 2002.

                  o In Russia, our joint venture company, Omolon Gold Mining Company, continued its support of long-standing outreach efforts within the communities of Evensk, Omsukchan and Magadan. Beyond financial contributions and donations made throughout the year that exceeded one million dollars, Kinross extended assistance in the building of roads, providing emergency air travel for the sick and injured and supported other community assistance programs too numerous to mention.

                  As Kinross is now a much larger company, our larger presence will increase the number of communities and individuals we touch. This, however, will not change our views on, nor our approach to, social responsibility. We're proud of that, both as employees and shareholders.




                                                                 PAGE 31 pullout

                                                                            2003
                                     "THE CHALLENGE OF COMPETING FOR, AND BUYING
                                       LOGICAL GOLD ASSETS WILL BE THE COMPANY'S
                                                    GREATEST CHALLENGE IN 2003."

CORPORATE GOVERNANCE
BUILDING ON INTEGRITY

KINROSS GOLD CORPORATION IS COMMITTED TO THE HIGHEST STANDARDS OF CORPORATE GOVERNANCE PRACTICES AND ADHERES TO GUIDELINES FOR EFFECTIVE CORPORATE GOVERNANCE AS PUBLISHED BY THE TORONTO STOCK EXCHANGE. WE BELIEVE THAT ENSURING AND MAINTAINING SHAREHOLDER CONFIDENCE IS A PRIORITY AND THAT THE BEST INTERESTS OF OUR SHAREHOLDERS ARE PROPERLY REPRESENTED THROUGH THE COMPOSITION OF OUR BOARD, BOARD COMMITTEES AND MANAGEMENT TEAM. WITH THIS IN MIND KINROSS HAS ADOPTED A STATEMENT OF CORPORATE GOVERNANCE PRACTICES, WHICH CAN BE VIEWED IN OUR 2003 MANAGEMENT INFORMATION CIRCULAR AND ON OUR WEBSITE AT WWW.KINROSS.COM.

         As a foreign registrant with the U.S. Securities and Exchange Commission, Kinross is required to comply with certain provisions of the United States Sarbanes-Oxley Act, as they come into effect, including the provision requiring the CEO and CFO to prepare a statement to accompany the audit report to certify the "appropriateness of the financial statements and disclosures contained in the periodic report, and that those financial statements and disclosures fairly present, in all material respects, the operations and financial condition of the issuer". The Corporate Governance Committee continuously reviews the corporate governance practices to ensure that our standards are in compliance.

         COMPOSITION OF THE BOARD OF DIRECTORS

         The Toronto Stock Exchange recommends that, "The Board of Directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or reasonably could be perceived to, materially interfere with the director's ability to act with a view to the best interest of the corporation, other than interests and relationships arising from the shareholding". The Board of Kinross is composed of ten directors, each with a unique skill set giving the Board the diverse background necessary for effective governance of the Corporation. Of the ten directors, six, including the Chairman of the Board, qualify as unrelated directors.

         As stewards of the Corporation, the Board of Directors has the role of directing the Company with the view of the best interests of its shareholders. The Board meets on a regularly scheduled basis, unless otherwise called.

         COMMITTEES OF THE BOARD

         The Board of Directors has delegated certain aspects of its responsibilities to five committees, the Audit, Compensation, Environmental and Health and Safety, Corporate Governance, and Nominating Committees, all of which are composed of a majority of unrelated directors. Committee meetings take place on a regularly scheduled basis, unless otherwise called. To view the charters of all the Committees, please visit our website at www.kinross.com.





CONTENTS

33       MANAGEMENT'S DISCUSSION
         AND ANALYSIS
33       Overview
34       Mergers and Acquisitions
35       Financial Results
35       Revenues
36       Costs and Expenses
38       Operations
46       Liquidity and Financial Resources
48       Critical Accounting Policies
48       Business Risks and Management
55       Strategy
55       Outlook

FINANCIAL

56       Management's Responsibility

56       Auditors' Report
57       Financial Statements
61       Notes to the Financial Statements
103      Reserves and Resources

IBC      Corporate Information